Planet Image International Limited

January 23, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Irene Barberena-Meissner
Karina Dorin

Re:	Planet Image International Limited
Registration Statement on Form F-1, as amended
Initially Filed on March 16, 2022
File No. 333-263602

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Planet Image International Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on January 24, 2024, or as soon thereafter as practicable.

Very truly yours,

Planet Image International Limited

By:	/s/ Shaofang Weng
	Name:	Shaofang Weng
	Title:	Chief Executive Officer